JOHN HANCOCK FUNDS

ADMINISTRATION COMMITTEE CHARTER

A. Composition. The Administration Committee shall be composed entirely of Trustees who are "independent" as defined in the rules of the New York Stock Exchange ("NYSE") and the NASDAQ Stock Market, Inc. ("NASDAQ") or any other exchange, as applicable and are not "interested persons" as defined in the Investment Company Act of 1940 of any of the funds, or any fund's investment adviser or principal underwriter (the "Independent Trustees"). All of the Board's Independent Trustees shall be members of the Administration Committee.

B. Overview. The overall charter of the Administration Committee is: (i) to review and comment on complex-wide matters to facilitate uniformity among, and administration of, the funds; (ii) to oversee liaison between management and the Independent Trustees; (iii) to review matters relating to the Independent Trustees, such as retirement arrangements that have not been assigned to another committee; (iv) to review the performance of the Independent Trustees as appropriate; and (v) when appropriate, to oversee the assignment of tasks to other Committees.

C. Specific Responsibilities. The Administration Committee shall have the following duties and powers, to be exercised at such times and in such manner as the Committee shall deem necessary or appropriate:

1. To consider the number of funds under supervision by the Independent Trustees and the ability of the Independent Trustees to discharge successfully their fiduciary duties.

2. To evaluate, from time to time, the retirement policies for the Independent Trustees.

3. To participate in the development of agendas for Board and Committee meetings.

4. To consider, evaluate and make recommendations regarding the type and amount of fidelity bond, and director and officer and/or errors and omission insurance coverage, for the funds, the Board and the Independent Trustees, as applicable.

5. To identify qualified individuals to serve as Chief Compliance Officer ("CCO"), and recommend an appropriate candidate to the Board, as needed from time to time. The Administration Committee shall assist the Board in monitoring: (i) the performance of the CCO and (ii) the cooperation of the adviser(s) and other service providers with the CCO, including the requirement of regular reports by the CCO to the Administration Committee and to the Board. The Administration Committee shall have the power to annually review the CCO's responsibilities and the extent of his or her authority and to conduct annual compensation and retention review with the CCO and make appropriate recommendations to the Board.

6. To consider, evaluate and make recommendations and necessary findings regarding independent legal counsel and any other advisers, experts or consultants, that may be engaged from time to time, other than as may be engaged directly by another Committee.

7. To evaluate feedback from shareholders as appropriate.

D. Additional Responsibilities. The Committee will also perform other tasks assigned to it from time to time by full Board, and will report findings and recommendations to the full Board at each Regular Board meeting following a Committee meeting, as appropriate.

E. Governance. The Chairman of the Board shall serve as the chair of the Administration Committee. The chair shall be responsible for leadership of the Committee, including scheduling meetings or reviewing and approving the schedule for them, preparing agendas or reviewing and approving them before meetings, presiding over meetings, and making reports to the full Board, as appropriate.

F. Miscellaneous. The Committee shall meet as often as it deems appropriate, with or without management, as circumstances require. The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to retain special counsel and other advisers, experts or consultants, at the funds' expense, as it determines necessary to carry out its duties. The Committee shall have direct access to such officers of and service providers to the funds as it deems desirable.

G. Review. The Committee shall review this Charter periodically and recommend such changes to the full Board as it deems desirable.